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                                                                    EXHIBIT 99.1

                             BancFirst Corporation
                         101 NORTH BROADWAY, SUITE 200
                         OKLAHOMA CITY, OKLAHOMA 73102

                                 PRESS RELEASE

For Immediate Release: Wednesday, June 2, 1999
For further information call Randy Foraker, Senior Vice President and Controller, at (405) 270-1086

         BANCFIRST CORPORATION ANNOUNCES PRELIMINARY RESULTS OF DUTCH
                             AUCTION TENDER OFFER

Oklahoma City, OK - BancFirst Corporation (NASDAQ NMS: BANF) today announced the preliminary results of its Dutch auction tender offer. Based upon the tenders received before the expiration of the offer on June 1, the Company will purchase 1,186,500 shares at the maximum price of $38.00 per share. This includes an additional 186,500 shares that the Company is able to purchase under a provision allowing the offer to be increased or decreased by 2% of the total shares outstanding. A total of 1,205,217 shares were tendered at prices within the tender offer price range of $34.00 to $38.00. There will be proration of the 18,717 shares tendered, but not purchased, among all of the shareholders tendering shares, except for 207 odd-lot shares that were tendered. These odd lot shares will be purchased with no proration. Cash on hand and a borrowing of $7.6 million under a revolving credit line will be used to pay for the purchase of the stock. Payment for the shares will be made by the depositary, IBJ Whitehall Bank & Trust Company, as soon as practicable.

Pro forma calculations as of December 31, 1998 indicate that the stock purchase will improve earnings per share by approximately $0.20 per share annually. Return on stockholders' equity will also be benefited due to the reduction of equity resulting from the purchase. The Company's capital ratios will remain well above regulatory requirements, however.

BancFirst, the Company's subsidiary bank, is Oklahoma's largest state-chartered bank with $2.26 billion in total assets and 74 banking locations serving 36 communities across Oklahoma.